SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. )

Verilink Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

923432108

(CUSIP Number)

Leigh S. Belden
President and Chief Financial Officer
Verilink Corporation
127 Jetplex Circle
Madison, Alabama 35758
Telephone: (256) 327-2001

Copies to:
Eliot Robinson
Powell, Goldstein, Frazer & Murphy LLP
191 Peachtree Street, N.E., Suite 1600
Atlanta, Georgia 30303
Telephone: (404) 572-6600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 28, 2004

(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☒.

(Continued on following pages)

(Page 1 of 12 Pages)

CUSIP No. 923432108	13D	Page 2 of 12 Pages

1		NAME OF REPORTING PERSONS: Leigh S. Belden I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,771,037 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,771,037 (1)(2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,771,037 (1)(2)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14		TYPE OF REPORTING PERSON IN

(1)

Pursuant to the Voting Agreement (as defined in Item 4), Mr. Belden has agreed to vote all of his shares for approval of the merger contemplated by the Merger Agreement (as defined in Item 4), as more fully described in Item 4.

(2)	Includes 861,419 shares of Common Stock which may be acquired upon the exercise of vested options to purchase Common Stock.

CUSIP No. 923432108	13D	Page 3 of 12 Pages

1		NAME OF REPORTING PERSONS: Beltech, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,771,037 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,771,037 (1)(2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,771,037 (1)(2)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14		TYPE OF REPORTING PERSON CO

(1)

Pursuant to the Voting Agreement (as defined in Item 4), Beltech, Inc. has agreed to vote all of its shares for approval of the merger contemplated by the Merger Agreement (as defined in Item 4), as more fully described in Item 4.

(2)	Includes 861,419 shares of Common Stock which may be acquired upon the exercise of vested options to purchase Common Stock.

CUSIP No. 923432108	13D	Page 4 of 12 Pages

1		NAME OF REPORTING PERSONS: Leigh S. Belden and Deborah Tinker Belden, or their Successors, Trustees u/a Dated 12/09/88 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,771,037 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,771,037 (1)(2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,771,037 (1)(2) [ ]
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14		TYPE OF REPORTING PERSON OO

(1)

Pursuant to the Voting Agreement (as defined in Item 4), Leigh S. Belden and Deborah Tinker Belden, or their Successors, Trustees u/a Dated 12/09/88, has agreed to vote all of its shares for approval of the merger contemplated by the Merger Agreement (as defined in Item 4), as more fully described in Item 4.

(2)	Includes 861,419 shares of Common Stock which may be acquired upon the exercise of vested options to purchase Common Stock.

CUSIP No. 923432108	13D	Page 5 of 12 Pages

1		NAME OF REPORTING PERSONS: Steven C. Taylor I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,771,037 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,771,037 (1)(2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,771,037 (1)(2)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14		TYPE OF REPORTING PERSON IN

(1)

Pursuant to the Voting Agreement (as defined in Item 4), Mr. Taylor has agreed to vote all of his shares for approval of the merger contemplated by the Merger Agreement (as defined in Item 4), as more fully described in Item 4.

(2)	Includes 861,419 shares of Common Stock which may be acquired upon the exercise of vested options to purchase Common Stock.

CUSIP No. 923432108	13D	Page 6 of 12 Pages

1		NAME OF REPORTING PERSONS: Baytech Associates I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,050
	8	SHARED VOTING POWER 1,050
	9	SOLE DISPOSITIVE POWER 1,050
	10	SHARED DISPOSITIVE POWER 1,050
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,050
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 923432108	13D	Page 7 of 12 Pages

Item 1. Security and Issuer

     The name of the issuer is Verilink Corporation, a Delaware corporation ("Verilink"). The address of its principal executive offices is 127 Jetplex Circle, Madison, Alabama 35758, and its telephone number (256) 327-2001. The title of the class of equity securities to which this statement relates is Verilink's common stock, par value $0.01 per share (the "Verilink Common Stock").

Item 2. Identity and Background

     (a) - (c), (f): This Schedule 13D is being filed on behalf of each of the following persons (collectively "Reporting Persons"):

(1)

Leigh S. Belden, who is the President and Chief Executive Officer and a member of the Board of Directors of Verilink. Mr. Belden’s principal office is at 127 Jetplex Circle, Madison, Alabama 35758, phone (256) 327-2001. Mr. Belden is a United States citizen.

(2)

Beltech, Inc., a Nevada corporation (“Beltech”), 940 Southwood Blvd., Suite 201, Incline Village, NV 89452, phone (775) 831-7288. Beltech holds investments on behalf of Mr. Belden. Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of Beltech’s executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

(3)

Leigh S. Belden and Deborah Tinker Belden, or their Successors, Trustees u/a Dated 12/09/88, a trust organized under the laws of California (the “Belden Trust”), c/o Leigh S. Belden, 127 Jetplex Circle, Madison, Alabama 35758. The Belden Trust holds investments for the Belden family. Set forth in Schedule II to this Schedule 13D is the name and current principal occupation or employment of each of the Belden Trust’s trustees and the name, principal business and address of any corporation or other organization in which such employment is conducted.

(4)

Steven C. Taylor, who is the Chief Technical Officer and a member of the Board of Directors of Verilink. Mr. Taylor’s principal office is at 127 Jetplex Circle, Madison, Alabama 35758, phone (256) 327-2001. Mr. Taylor is a United States citizen.

(5)

Baytech Associates, a California general partnership (“Baytech”), c/o Leigh S. Belden, 127 Jetplex Circle, Madison, Alabama 35758. Baytech holds investments for the Belden and Taylor families. Mr. Belden and Mr. Taylor each hold a 50% general partnership interest in Baytech.

     (d) - (e): During the past five years, no Reporting Person nor, to the best knowledge of the Reporting Persons, any other officer, director, or trustee thereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 923432108	13D	Page 8 of 12 Pages

Item 3. Source and Amount of Funds and Other Consideration

     To facilitate the consummation of the Merger (as defined in Item 4 below) and to induce Larscom Incorporated, a Delaware corporation ("Larscom"), to enter into the Merger Agreement (as defined in Item 4 below), Mr. Belden, the Belden Trust, Beltech and Mr. Taylor (the "Voting Agreement Parties") have entered into the Voting Agreement (as defined in Item 4 below) with Larscom. The Voting Agreement Parties have not been paid additional consideration in connection with the execution and delivery of the Voting Agreement.

Item 4. Purpose of Transaction

     (a) - (b) Verilink entered into an Agreement and Plan of Merger, dated as of April 28, 2004 (the "Merger Agreement"), among Verilink, SRI Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Verilink ("Merger Sub"), and Larscom. Upon the terms and subject to the conditions of the Merger Agreement (including, but not limited to, the adoption by the Larscom stockholders of the Merger Agreement and the approval by the Verilink stockholders of the issuance of Verilink Common Stock in connection with the Merger), Merger Sub shall be merged with and into Larscom (the "Merger") in accordance with the Delaware General Corporation Law. Following the Merger, the separate corporate existence of Merger Sub shall cease and Larscom shall continue as the surviving corporation and a wholly-owned subsidiary of Verilink. Pursuant to the Merger Agreement, each share of Larscom common stock issued and outstanding immediately prior to the effective time of the Merger will be automatically converted into the right to receive 1.166 of a validly issued, fully-paid and nonassessable share of Verilink Common Stock, as defined in accordance with the Merger Agreement and subject to adjustment as provided in the Merger Agreement.

     Concurrently with, and as a condition to, the execution and delivery of the Merger Agreement by Larscom, the Voting Agreement Parties entered into that certain Voting Agreement, dated as of April 28, 2004 (the "Voting Agreement"), with Larscom concerning all the shares of Verilink Common Stock held by the Voting Agreement Parties, as well as any other shares of capital stock of Verilink acquired by the Voting Agreement Parties after the date of and during the term of the Voting Agreement (collectively, the "Subject Shares"). Pursuant to the Voting Agreement, the Voting Agreement Parties agreed to vote all of the Subject Shares (i) for approval and adoption of the Verilink Voting Proposal (as defined in the Merger Agreement), including the Merger, the Merger Agreement, and the issuance of the shares of Verilink Common Stock in the Merger, (ii) against any action or agreement that could reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or any other obligation of Verilink under the Merger Agreement, or could reasonably be expected to result in any of the conditions set forth in Article VII of the Merger Agreement not being fulfilled, (iii) against any Acquisition Proposal (as defined in the Merger Agreement) other than the Merger, the Merger Agreement and the transactions contemplated thereby, and (iv) against (A) any other extraordinary corporate transaction other than the Merger, the Merger Agreement and the transactions contemplated thereby, such as a merger, consolidation, business combination, reorganization, recapitalization or liquidation involving Verilink or any of its subsidiaries or (B) any other proposal or transaction not covered by the foregoing which is intended, or could reasonably be expected to, impede, frustrate, prevent, hinder, delay or nullify the Merger, the Merger Agreement and the transactions contemplated thereby. Although Baytech is not a party to the Voting Agreement, the shares held by Baytech are indirectly subject to the Voting Agreement because Mr. Belden and Mr. Taylor indirectly beneficially own such shares as a result of their general partnership interest in Baytech.

     Pursuant to the Voting Agreement, the Voting Agreement Parties also irrevocably granted and appointed executive officers of Larscom as sole and exclusive attorneys, agents and proxies, with full

CUSIP No. 923432108	13D	Page 9 of 12 Pages

power of substitution in each of them, to exercise all voting and related rights or, if applicable, to give consent to all matters described above. The proxy so granted will terminate upon any termination of the Voting Agreement in accordance with its terms. The Voting Agreement terminates on the earlier of the consummation of the Merger or termination of the Merger Agreement.

     References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreement as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement, included as Exhibits 2 and 3, respectively, to this Schedule 13D, which are incorporated herein in their entirety where such references and descriptions appear.

     (c) Not applicable.

     (d) Upon consummation of the Merger, the Verilink Board of Directors will be increased to six members, with Desmond P. Wilson, III joining the existing Verilink Board of Directors.

     (e) Other than as a result of the Merger described in Item 3 and Item 4 above, not applicable.

     (f) Not applicable.

     (g) Not applicable.

     (h) Not applicable.

     (i) Not applicable.

     (j) Other than as described above, the Reporting Persons currently have no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)- (i) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

     (a) - (b) The table below sets forth the beneficial ownership of each of the Reporting Persons as of the date hereof. As a result of the Voting Agreement, each of the Voting Agreement Parties may be deemed to have shared voting and dispositive power with respect to all shares beneficially owned. Mr. Belden and Mr. Taylor have shared voting and dispositive power with respect to the shares held by Baytech.

Name of Beneficial Owner	Number of Outstanding Shares Owned	Vested Exercisable Within 60 Days (1)	Total Shares Beneficially Owned	Percentages of Shares Beneficially Owned (2)
Leigh S. Belden(3)	1,099,061	43,209	1,842,270	11.4%
Belden Trust	498,01	0	498,011	3.2%
Beltech	600,000	0	600,000	3.9%
Steven C. Taylor(4)	811,607	118,210	929,817	6.0%
Baytech	1,050	0	1,050	*
Reporting Persons Collectively	1,909,618	861,419	2,771,037	16.5%

______________________

* Less than 1%

CUSIP No. 923432108	13D	Page 10 of 12 Pages
(1)

In computing the number of shares of Verilink Common Stock beneficially owned by a Reporting Person and the respective percentage ownership, shares subject to options held by each Reporting Person that are vested and exercisable or vested and exercisable within 60 days of May 10, 2004 are deemed outstanding. Employee stock options granted under the 1993 Amended and Restated Stock Option Plan (the “1993 Plan”) are generally exercisable at the time of grant; however the shares of Verilink Common Stock issuable upon exercise typically vest over time provided the optionee remains continuously employed by Verilink. Under the 1993 Plan, upon cessation of employment, Verilink has the right to repurchase all of any unvested shares issued upon exercise of employee options. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

(2)	Percentage beneficially owned is based on 15,407,210 shares of Common Stock outstanding as of April 28, 2004.

(3)

Includes 498,011 shares owned by the Belden Trust, 600,000 shares owned by Beltech and 1,050 shares owned by Baytech. Excludes options to purchase 333,334 shares that are not vested, but exercisable within 60 days of May 10, 2004. Excludes shares held by Mr. Taylor, which are subject to the Voting Agreement. Mr. Belden disclaims beneficial as to 50% of the shares held by Baytech, and all of the shares held by Mr. Taylor.

(4)

Includes 810,557 shares owned individually by Mr. Taylor and 1,050 shares owned by Baytech. Excludes options to purchase 16,666 shares that are not vested, but exercisable within 60 days of May 10, 2004. Excludes shares held by the Belden Trust and Beltech, which are subject to the Voting Agreement. Mr. Taylor disclaims beneficial ownership as to 50% of the shares held by Baytech, and all of the shares held by Beltech and the Belden Trust.

CUSIP No. 923432108	13D	Page 11 of 12 Pages
(c)	Not applicable.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Verilink Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than as described in Item 4 above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any other person with respect to the securities of Verilink, including but not limited to transfer or voting of any of Verilink's securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Agreement of Joint Filing

Exhibit 2

Agreement and Plan of Merger, dated as of April 28, 2004, by and among Verilink Corporation, SRI Acquisition Corp. and Larscom Incorporated (incorporated by reference to Exhibit 2.1 to Verilink’s Current Report on Form 8-K filed with the SEC April 30, 2004).

Exhibit 3

Voting Agreement, dated as of April 28, 2004, by and between Larscom Incorporated and the stockholders listed on the signature pages thereto (incorporated by reference to Exhibit 2.3 to Verilink’s Current Report on Form 8-K filed with the SEC on April 30, 2004).

CUSIP No. 923432108	13D	Page 12 of 12 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2004

/s/ Leigh S. Belden ------------------------------------------------------------- LEIGH S. BELDEN
BELTECH, INC. By: /s/ Leigh S. Belden --------------------------------------------------------- Leigh S. Belden President
LEIGH S. BELDEN AND DEBORAH TINKER BELDEN, OR THEIR SUCCESSORS, TRUSTEES U/A DATED 12/09/88
By: /s/ Leigh S. Belden --------------------------------------------------------- Leigh S. Belden Trustee
/s/ Steven C. Taylor ------------------------------------------------------------- STEVEN C. TAYLOR
BAYTECH ASSOCIATES By: /s/ Leigh S. Belden --------------------------------------------------------- Leigh S. Belden General Partner

Schedule I

Executive Officers and Directors of Beltech, Inc.

Name, Employer, Address	Title, Present Principal Occupation or Employment	Citizenship
Leigh S. Belden c/o Verilink Corporation 127 Jetplex Circle Madison, Alabama 35758	President, Treasurer, Secretary and Director, Beltech, Inc. President and Chief Executive Officer, Verilink Corporation	U.S.

Deborah Tinker Belden	Vice President and Director, Beltech, Inc.	U.S.
c/o Verilink Corporation
127 Jetplex Circle	Principal Present Occupation: Investor
Madison, Alabama 35758

Schedule II

Trustees of the Belden Trust

Name, Employer, Address	Title, Present Principal Occupation or Employment	Citizenship
Leigh S. Belden Verilink Corporation 127 Jetplex Circle Madison, Alabama 35758	President and Chief Executive Officer, Verilink Corporation	U.S.
Deborah Tinker Belden	Principal Present Occupation: Investor	U.S.
c/o Verilink Corporation
127 Jetplex Circle
Madison, Alabama 35758

EXHIBIT INDEX

Exhibit 1	Agreement of Joint Filing

Exhibit 2

Agreement and Plan of Merger, dated as of April 28, 2004, by and among Verilink Corporation, SRI Acquisition Corp. and Larscom Incorporated (incorporated by reference to Exhibit 2.1 to Verilink’s Current Report on Form 8-K filed with the SEC April 30, 2004).

Exhibit 3

Voting Agreement, dated as of April 28, 2004, by and between Larscom Incorporated and the stockholders listed on the signature pages thereto (incorporated by reference to Exhibit 2.3 to Verilink’s Current Report on Form 8-K filed with the SEC on April 30, 2004).

EXHIBIT 1

AGREEMENT OF JOINT FILING

     The parties listed below agree that the Schedule 13D to which this agreement is attached as an exhibit, and all further amendments thereto, shall be filed on behalf of each of them. This Agreement is intended to satisfy Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in any number of counterparts, each of them shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: May 10, 2004

/s/ Leigh S. Belden ------------------------------------------------------------- LEIGH S. BELDEN
BELTECH, INC. By: /s/ Leigh S. Belden --------------------------------------------------------- Leigh S. Belden President
LEIGH S. BELDEN AND DEBORAH TINKER BELDEN, OR THEIR SUCCESSORS, TRUSTEES U/A DATED 12/09/88
By: /s/ Leigh S. Belden --------------------------------------------------------- Leigh S. Belden Trustee
/s/ Steven C. Taylor ------------------------------------------------------------- STEVEN C. TAYLOR
BAYTECH ASSOCIATES By: /s/ Leigh S. Belden --------------------------------------------------------- Leigh S. Belden General Partner